Exhibit 99.1

AuRico Gold Reports First Quarter Financial Results, Reports Seventh Consecutive Quarter of Record Gold Production and Reaffirms 2014 Guidance. Company Provides Outlook for April

TORONTO, May 8, 2014 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") reports financial results for the three months ended March 31, 2014 and reaffirms 2014 guidance. The Company will host a conference call on Friday, May 9, 2014 beginning at 8:30 a.m. Eastern Time (details below). (All amounts are in U.S. dollars, unless otherwise indicated.)

AuRico Gold Record Quarter-Over-Quarter Production Growth Graph

Financial Highlights

(in thousands, except per share amounts)	Quarter Ended March 31, 2014	Quarter Ended March 31, 2013
Revenues	$70,953	$64,885
Adjusted net (loss) / earnings(1)	($7,608)	$11,598
Adjusted net (loss) / earnings per share, basic(1)	($0.03)	$0.04
Net loss / earnings	($28,891)	$18,274
Net loss / earnings per share, basic	($0.12)	$0.07
Adjusted operating cash flow(1)	$13,469	$20,122

Operational Highlights

	Young-Davidson		El Chanate		Total
(in thousands, except ounces, average realized prices and total cash costs)	Quarter Ended March 31, 2014	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014	Quarter Ended March 31, 2013	Quarter Ended March 31, 2014	Quarter Ended March 31, 2013
Gold ounces produced	35,104	20,552	19,110	17,889	54,214	38,441
Pre-production gold ounces produced(3)	-	7,729	-	-	-	7,729
Total gold ounces produced	35,104	28,281	19,110	17,889	54,214	46,170
Underground cash costs per gold ounce(2)(3)	$808	-	-	-	$808	-
Open pit cash costs per gold ounce(2)(3)	$1,350	$694	$586	$563	$914	$635
Total cash costs per gold ounce(2)(3)	$1,009	$694	$586	$563	$870	$635
Revenue from mining operations	$47,016	$36,765	$23,937	$28,120	$70,953	$64,885
Average realized gold price per ounce	$1,294	$1,630	$1,303	$1,622	$1,297	$1,627

(1)	See the tables at the end of this press release for a reconciliation of adjusted net earnings and adjusted operating cash flow and refer to the discussion of Non-GAAP measures below.
(2)	For the quarter ended March 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and Young-Davidson mine. For 2013, cash costs per gold ounce are calculated using ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine. Total cash costs per gold ounce have been presented prior to inventory net realizable value adjustments where applicable. See the discussion of Non-GAAP measures below.
(3)	The Young-Davidson underground mine declared commercial production on October 31, 2013, and is therefore excluded from cash costs prior to this date. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs when sold.

Quarterly Operational Results
	First Quarter March 31/13	Second Quarter June 30/13	Third Quarter Sept. 30/13	Fourth Quarter Dec. 31/13	First Quarter Mar. 31/14
Gold Ounces Produced[3]	46,170	48,003	48,903	49,526	54,214
Total Cash Costs per oz.[1,2,4]	$635	$655	$628	$771	$870

1.	Prior to commissioning the underground mine at Young-Davidson, cash costs were calculated on ounces produced from the open pit only. All underground costs were capitalized, and any revenue related to underground ounces sold was credited against capital. Subsequent to the declaration of commercial production in the underground mine on October 31, 2013, cash costs are calculated on ounces from both the open pit and underground mines, and revenue related to the sale of underground ounces is recognized in the Company's Statement of Operations as revenue.
2.	Cash costs are prior to inventory net realizable value adjustments, where applicable. See the Non-GAAP Measures section on page 16 of the Management's Discussion and Analysis for the three months ended March 31, 2014.
3.	Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production on October 31, 2013.
4.	For the quarter ended March 31, 2014, cash costs per gold ounce are calculated using gold ounces sold at the El Chanate mine and Young-Davidson mine. For 2013, cash costs per gold ounce are calculated using ounces sold at the El Chanate mine and ounces produced at the Young-Davidson mine.

April Productivity Outlook

Young-Davidson Outlook:

•	Underground productivity continued to ramp-up and averaged a record 3,213 tonnes per day at grades consistent with reserve grades.
•	The mill facility operated at planned processing levels as the team continued its disciplined scale-up to higher productivity levels as provided by a recent permit increase to a daily limit of 10,000 tonnes per day.
•	Young-Davidson reported record monthly production in April that positions the mine to deliver its eighth consecutive quarter of production growth. The Company anticipates second quarter production of between 36,000 and 38,000 ounces from the Young-Davidson mine.

El Chanate Outlook:

•	Open pit productivity remained in-line with targeted levels and averaged 96,686 tonnes per day.
•	Crushing and stacking rates remained in-line with targeted levels and averaged 20,694 tonnes per day.
•	The Company anticipates second quarter production of between 18,000 and 19,000 ounces from the El Chanate mine.

Young-Davidson

•	During the first quarter, the underground mine averaged approximately 2,611 tonnes per day (3,213 tpd in April) at grades in-line with reserve grade estimates. Underground productivity is expected to increase steadily throughout the remainder of the year to reach a productivity target of 4,000 tonnes per day by the end of the year and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	During the first quarter, underground unit mining costs were approximately $45 per tonne, which includes paste fill operations following the commissioning of paste backfill plant on January 1. Unit costs are expected to decrease steadily throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity.
•	Underground cash costs for the quarter were $808 per gold ounce, in-line with planned levels. Cash costs are expected to decline throughout the year, corresponding with planned quarter-over-quarter increases in underground productivity to be in-line with guided levels.
•	During the quarter, underground development advance exceeded planned levels with approximately 3,772 metres completed, an average of 42 metres per day. The Company continues to advance underground development to position the mine for sustainable, period-over-period, productivity increases in 2014 and beyond.
•	Open pit mine productivities remained at targeted levels and averaged 26,445 tonnes per day during the quarter. As anticipated in the mine plan, the open pit will be fully depleted during the latter part of May at which time approximately 3.3 million tonnes of open pit ore will be stockpiled ahead of the mill facility for future processing at an average grade of approximately 0.80 grams per tonne. As open pit mining activities cease, related mining costs will be eliminated and operating cash flow is expected to increase as stockpiled open pit ore is processed. Open pit cash costs are expected to decrease over the balance of the year to guided levels. The stripping ratio during the quarter was 2.3:1 and is expected to decrease to average below 1.5:1 for the remaining four to six weeks of open pit operations.
•	The mill facility averaged 7,163 tonnes per day during the quarter in-line with the 2014 target of between 7,000 and 7,500 tonnes per day. The Company recently received the necessary permits to increase the daily processing limit of the mill facility to 10,000 tonnes per day from the previous 8,000 tonnes per day. While the mill facility is expected to average between 7,000 and 7,500 tonnes per day in 2014 this increase in throughput capacity will provide considerable flexibility as the mine continues ramping up to its target of 8,000 tonnes per day at the end of 2016. This productivity upgrade also provides organic growth optionality that could permit early treatment of the longer term stockpile inventory, which could potentially enhance our future cash flow profile.
•	Capital investment is expected to decrease over the balance of the year as projects are completed, with the majority of expenditures scheduled for the first half of the year.

El Chanate Update

•	The El Chanate open pit mined an average of approximately 95,402 tonnes per day during the quarter in-line with planned levels (96,686 tpd in April).
•	Crushing and stacking rates remained in-line with targeted levels and averaged 19,705 tonnes per day (20,694 tpd in April).
•	Cash costs for the quarter were $586 per gold ounce, below guidance levels.

Corporate Highlights

•	On March 27, 2014 the Company announced the closing of a private offering of $315 million aggregate principal amount of Senior Secured Second Lien Notes due 2020 (the "notes"). The notes were issued with a coupon of 7.75% and sold at 96.524% of par. The Company used the net proceeds to repurchase 99.6% of its 3.5% Convertible Notes (the "Convertible Notes") and to repay the $75 million outstanding under the Company's credit facility. The remaining funds will be used for general corporate purposes, which may include funding capital expenditures to support organic growth. The completion of the financing extends all debt maturities to 2020 and provides significant flexibility in any gold price environment.
•	On April 3, 2014 the Company announced the completion of a cash tender offer for the Convertible Notes held by the Company. The Company received valid tenders for 99.6% of the outstanding principal amount of Convertible Notes.
•	On January 4, 2014, the Company announced the declaration of a dividend of $0.04 per share, which was paid on January 29, 2014 to shareholders of record at the close of business on January 14, 2014. Commencing in 2014, the Company's dividend will be linked to operating cash flow, whereby the Company intends to pay 20% of the operating cash flow generated in the preceding quarter.

"For the seventh consecutive quarter the Company has reported growing production that is primarily driven by the world class Young-Davidson mine and remains on track to deliver the eighth consecutive quarter of production growth in the second quarter. This core asset continues to deliver disciplined, quarter-over-quarter productivity growth that targets achieving 4,000 tonnes per day at the end of the year and 8,000 tonnes per day at the end of 2016. These ongoing productivity enhancements are expected to drive ongoing improved unit cost efficiencies going forward and we remain firmly on-track to meet our 2014 guidance", stated Scott Perry, President and Chief Executive Officer. He continued, "With a solid balance sheet, a quality asset base and a management team focused on shareholder value creation, the Company is well positioned for long-term success."

Adjusted Net Earnings Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	March 31, 2014	March 31, 2013
Net (loss) / earnings	($28,891)	$18,274
Adjustments:
Deferred income tax expense related to foreign exchange	12,656	701
Foreign exchange gain	(5,948)	(936)
Gain on option component of convertible notes	(413)	(6,869)
Unrealized and realized (gain) / loss on investments	(5,810)	112
Unrealized gain on derivatives	-	(2,675)
Loss on convertible notes tender offer	15,645	-
Unrealized loss on contingent consideration	-	2,789
Corporate restructuring costs	2,716	-
Other (including tax effect of adjustments)	2,437	202
Adjusted net (loss) / earnings	($7,608)	$11,598
Adjusted net (loss) / earnings, per share	($0.03)	$0.04

Adjusted Operating Cash Flow Reconciliation

(in thousands, except per share metrics)	Quarter Ended	Quarter Ended
	March 31, 2014	March 31, 2013
Operating cash flow	$24,491	$13,099
Add back: Non-cash change in operating working capital	(11,021)	7,023
Adjusted operating cash flow	$13,469	$20,122
Adjusted operating cash flow, per share	$0.05	$0.08

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

(in thousands)	Quarter Ended	Quarter Ended
	March 31, 2014	March 31, 2013
EBITDA	$6,479	$34,881
Add back:
Exploration	8	2
Non-cash items identified in supplemental cash flow note, excluding amortization and depletion, and deferred income tax expense / recovery	9,200	(4,835)
Adjusted EBITDA	$15,687	$30,048

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, adjusted operating cash flow, EBITDA and Adjusted EBITDA in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS" or "GAAP").  They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and EBITDA are reconciled to the Company's financial statements beginning on page 16 of the Company's Management's Discussion and Analysis for the three months ended March 31, 2014.

Adjusted net earnings is comprised of net earnings, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on contingent consideration and derivatives, unrealized and realized gains and loss on investments, corporate restructuring costs, and other non-recurring items do not reflect the underlying operating performance of the Company's core mining business in the periods presented and are not necessarily indicative of future operating results.

Adjusted operating cash flow excludes the change in non-cash operating working capital, which includes changes in receivables, inventories, prepaid assets, and payables.  Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

Adjusted EBITDA represents EBITDA, adjusted for exploration expense and other non-cash items included in earnings.  While the adjustments to net earnings in this measure includes items that are recurring, adjusted EBITDA a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Financial Statements and Management's Discussion and Analysis

The financial statements and related Management's Discussion and Analysis can be found on the Company's website at www.auricogold.com or under the Company's profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml ("Edgar").

Q1 2014 Dividend Declared

Commencing in 2014, the quarterly dividend is linked to operating cash flow ("OCF"), whereby the Company pays out 20% of the OCF generated in the preceding quarter, divided by the Company's outstanding common shares at the time the dividend is approved. On May 8, 2014, the Board of Directors declared the Company's quarterly dividend payment of $0.02 per share for the first quarter ended March 31, 2014, payable on June 3, 2014 to shareholders of record at the close of business on May 20, 2014. Further information on the Company's dividend reinvestment plan (DRIP) is available through the following link: www.auricogold.com/DRIP.

Upcoming News Flow

The Company expects to issue the following updates in the coming months:

•	Annual General Meeting (May 9)
•	Q2 2014 Production Preview (mid-July)
•	Q2 2014 Financial Results (August 8)

First Quarter Webcast and Conference Call

A webcast and conference call will be held on Friday, May 9, 2014 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2014 First Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1335375/1475981.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, May 16, 2014 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #27449372
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #27449372

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1335375/1475981.

Annual General and Special Meeting

AuRico Gold's 2014 Annual General and Special Meeting for shareholders will be held on Friday, May 9, 2014 at 10:00 a.m. Eastern Time, at the TMX Broadcast Centre, 130 King Street West, Toronto, Ontario.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated" and "inferred" resources.  We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/05/08/20140508_C7374_DOC_EN_40133.pdf

%CIK: 0001078217

For further information:

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Rob Chausse
Executive Vice President & Chief Financial Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 16:30e 08-MAY-14